Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Sustainable Living Inc. Highlights Progress on Water Rights for Sage Ranch and Discusses Tehachapi Water Market

June 24, 2025	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Scottsdale, Arizona, June 24, 2025 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to share progress in securing water rights for its 995-home Sage Ranch development in Tehachapi, California. This update highlights Greenbriar's advancements toward meeting water supply goals, clarifies fair pricing benchmarks, and emphasizes our partnering efforts with local water rights holders and the City of Tehachapi.

Significant Strides in Water Acquisition

Greenbriar is pleased to announce that we have secured 188 net acre-feet (282 base acre-feet) of adjudicated water rights in the Tehachapi Basin, either through direct ownership or binding option agreements. With only 109 net acre-feet (164 base acre-feet) needed to reach the 297 net acre-feet required for our Water Supply Assessment (WSA), we are plan to complete this milestone in the foreseeable future. From 2024 court filings using excerpts from the Tehachapi Cummings County Water District, the Tehachapi Basin has a robust surplus, including over 2,400 adjudicated acre-feet of unused water annually from an 8,020 base acre-feet allocation and a court filed 23,000+ acre-feet of state water, ensuring ample supply to support the local community.  The adjudicated Tehachapi basin contains 370,000 acre-feet.

Note that Greenbriar at this moment is choosing adjudicated deeded water rights (versus river water from the State Water Project) and we are working with local owners of water rights to obtain the additional increment required.

Setting Transparent Water Pricing Benchmarks

Greenbriar in its informed opinion, anticipates future purchases to remain within a fair range of $8,000 to $11,000 per acre-feet (albeit with some upside pressure due to Greenbriar's short-term demand requirement on the market), reflecting the basin's overall surplus supply and ensuring equitable value for all parties.  Related benchmarks include a company director selling at $10,000 per baseline acre-feet purchased by Golden Hills in 2024, and a purchase in 2023 and 2024 by the City of Tehachapi for 23 baseline acre-feet from the Gerson Stiekman Trust (2023) and 55 baseline acre-feet from the Bozenich Trust (2024), each for $7,500.

Regrettably, there is an inaccurate data point in the local media stating that our firm paid $29,000 per baseline acre foot for water in a July 2024 article. To clarify -- the price Greenbriar paid for this option was not $29,000 per acre feet, but rather less than $11,000 per acre feet. Greenbriar is actively working with local media to correct this inaccurate $29,000 figure, reinforcing our commitment to transparency and accurate market data.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Expected Softening of Water Prices Post-Acquisition

Once Greenbriar secures the remaining 109 net acre-feet, we anticipate in our opinion, a softening and likely decline of water prices in the Tehachapi Basin, driven by the market's significant surplus. With over 2,400 acre-feet of adjudicated water unused each year and 23,000+ acre-feet of state water available, the basin's overall supply far exceeds current demand. After completing our purchases, Greenbriar believes that the absence of its buying activity is likely to lead to prices stabilizing at lower levels, rather than the current benchmarks of $8,000 to $11,000 driven solely by Greenbriar. The above is verified by many government parties willing to lease Greenbriar adjudicated water, but Greenbriar believes that direct ownership is the current way to proceed.

This shift likely represents an opportunity for water rights holders to monetize idle assets and for future projects to access water cost-effectively, aligning with our shared goal of sustainable resource use.

Greenbriar views this as a positive step toward a more efficient and accessible water market, benefiting the Tehachapi community and beyond.

Building Strong Partnerships with Water Rights Holders

Greenbriar is working to collaborate with key water rights holders in a collegial and mutually beneficial manner to secure the remaining water rights. Our approach prioritizes fair pricing, open communication, and shared commitment to unlocking the value of unused water, which currently generates minimal leasing to no revenue for owners while supporting low-cost agricultural leases. By working together, we aim to create opportunities that advance Sage Ranch while providing economic benefits for water owners, fostering a spirit of partnership that strengthens the Tehachapi Basin's water market.

Next Steps with the City of Tehachapi and Stakeholders

Greenbriar is working to deepen its collaboration with the City of Tehachapi, the California State Water Resources Control Board, and other regional partners as we finalize our water portfolio. Our roadmap includes:

  Completing Water Acquisitions: Finalizing agreements for the remaining 109 net acre-feet in the coming months, supported by our $40M construction loan commitment from Voya.

  Refiling the WSA: Submitting an updated Water Supply Assessment to confirm Sage Ranch's water security, paving the way for construction start, which can be done regardless of the 4th COA.

  Engaging the Community: Maintaining transparent dialogue with local stakeholders to ensure Sage Ranch delivers sustainable, entry-level housing, bolstered by the USDA 502D Direct Loan program and other federal mortgage programs for the hard-working professionals in the Tehachapi region.

  Aligning with Regulators: Partnering with state and local authorities to promote efficient water use and compliance with the California Environmental Quality Act (CEQA), ensuring Sage Ranch sets a standard for responsible development.

A Sustainable Future for Sage Ranch and Tehachapi

Greenbriar's progress in securing water rights reflects our unwavering commitment to delivering Sage Ranch as a beacon of sustainable living. With strong committed financing from Voya, a path to meeting water needs, and collaborative partnerships, we are poised to create a vibrant community that enhances Tehachapi's economic and environmental landscape. The anticipated softening of water prices post-acquisition will further support sustainable development in the region, creating opportunities for all stakeholders. We extend our gratitude to our shareholders, water rights holders, and the City of Tehachapi for their support and look forward to sharing further milestones as we bring Sage Ranch to fruition.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Montalva Update

Greenbriar has timely filed to the Appeal Court the PREB approval to our PREPA approved settlement. The settlement requires the completion of some terms in the draft PPOA and this additional language is required to make the settlement complete.

Cordero Ranch

The company's independent professional engineers are replotting the 6,726 approved lots (67% of that belong to our property) to better connect the first 400 units to the existing water and sewage lines.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the closing of the Shares for Debt Transaction, the issuance of Common Shares, and the approval of the Shares for Debt Transaction by the TSX Venture Exchange. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF